Exhibit 12.1

	Year Ended December 31,
	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
Ratio of Earnings to Fixed Charges
Including Interest on Deposits (1)	1.58	1.51	1.56	2.32	3.13	3.40
Excluding Interest on Deposits (2)	2.80	2.46	2.35	3.69	4.92	5.38
a Net Income	28,381	23,964	22,989	40,240	45,436	21,057
b Income Taxes	8,791	6,551	6,747	12,227	17,148	7,860
c Interest Expense on Deposits	43,639	38,896	31,163	20,254	13,355	5,426
d Interest Expense on Borrowings*	19,916	20,030	20,832	18,509	15,317	6,316
e Rent Expense	678	873	1,263	1,029	655	290

*	Interest expense on borrowings reflects amortization.
(1)	(a+b+c+d+e+)/(c+d+e)
(2)	(a+b+d+e)/(d+e)

	Year Ended December 31,
	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
Including Interest on Deposits (1)	1.58	1.51	1.49	2.32	3.13	3.40
Excluding Interest on Deposits (2)	2.80	2.46	2.01	3.69	4.92	5.38
a Net Income	28,381	23,964	22,989	40,240	45,436	21,057
b Income Taxes	8,791	6,551	6,747	12,227	17,148	7,860
c Interest Expense on Deposits	43,639	38,896	31,163	20,254	13,355	5,426
d Interest Expense on Borrowings*	19,916	20,030	20,832	18,509	15,317	6,316
e Dividends on Preferred Shares**	—	—	7,370	—	—	—
f Rent Expense	678	873	1,263	1,029	655	290

*	Interest expense on borrowings reflects amortization.
**	Represents preferred stock dividends and accretion on preferred stock, divided by 1 minus the effective tax rate of the Company at December 31, 2009.
(1)	(a+b+c+d+e+f)/(c+d+e+f)
(2)	(a+b+d+e+f)/(d+e+f)